Exhibit 99.1

News Release
Laura Zobkiw	Deborah McManus
Investor Relations	Media Relations
Tel: (510) 204-7273	Tel: (510) 204-7240

XOMA Reports Second Quarter 2004 Financial Results

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RAPTIVA® recommended for EU approval and additional international approvals pending;

Promising clinical data presented on XMP.629 acne product

Berkeley, CA – August 9, 2004 – XOMA Ltd. (Nasdaq: XOMA), a biopharmaceutical development company, announced results for the quarter ended June 30, 2004.

For the second quarter of 2004, the Company recorded a net loss of $21.0 million or $0.25 per share, compared with $16.1 million or $0.22 per share for the second quarter of 2003. As of June 30, 2004, XOMA held $54.4 million in cash, cash equivalents, and short-term investments, compared with $85.2 million at December 31, 2003. Short term notes payable were reduced to $0.5 million at June 30, 2004 from $18.6 million at December 31, 2003.

Highlights of the second quarter included:

•	RAPTIVA® sales in the U.S. increased from $6.3 million in the first quarter to $13.4 million in the second quarter.

•	An unanimous positive opinion by the European Committee for Medicinal Products for Human Use (CHMP) recommending approval of RAPTIVA® in the European Union. Serono S.A. (virt-x:SEO and NYSE: SRA), the European marketing partner for RAPTIVA®, thus anticipates EU marketing authorization in the third quarter of 2004, making it the first biologic to be approved for psoriasis in the European Union.

•	XOMA completed enrollment in a Phase II study of XMP.629 in acne patients and expects to release preliminary results by the end of August of 2004. In July, investigators presented encouraging data from two Phase I studies of XMP.629, showing an acceptable safety and skin tolerance profile in healthy volunteers and preliminary signs of activity in patients with moderate-to-very severe acne.

•	Chiron Corporation (Nasdaq: CHIR) announced the first monoclonal antibody cancer target, CD40, being co-developed with XOMA. Chiron and XOMA plan to file an Investigational New Drug (IND) application with the U.S. Food and Drug Administration for an anti-CD40 compound by the end of 2004.

“Halfway through 2004, we have an approved product with growing U.S. sales and have begun accumulating approvals internationally, as well as a broadening pipeline in oncology and dermatology.” said John L. Castello, president, chairman and chief executive officer of XOMA. “Our collaborations have not only strengthened our development pipeline, but have had a favorable impact on our cash burn rate. This helps to support our internal programs, such as the XMP.629 compound for acne. RAPTIVA® sales continue to grow in the United States, with both dermatologists and psoriasis patients enthusiastic about the product’s safety, efficacy and convenient dosing, and we look forward to possible near-term approval in the European Union. The Chiron oncology collaboration is gaining momentum and we are working towards filing our first oncology IND application by the end of the year.”

“As anticipated, our operating losses in 2004 are running higher than last year, most notably due to sales and marketing spending in support of RAPTIVA®,” said Peter B. Davis, XOMA’s vice president of finance and chief financial officer. “Our cash outflow from operations was substantially reduced compared with the prior year period, and we paid down $18 million in debt. We are encouraged by RAPTIVA®’s sales growth, and by the expansion of our pipeline which diversifies our development risk profile.”

Revenues

Total revenues for the second quarter of 2004 were $0.8 million compared with $2.4 million in the second quarter of 2003. Year-to-date revenues of $0.9 million decreased from $5.5 million for the first six months of 2003. The 2003 revenues included license fees from several bacterial cell expression technology license arrangements, as well as revenue derived from agreements with Baxter Healthcare Corporation and Onyx Pharmaceuticals, Inc. that have subsequently been terminated.

Genentech reported RAPTIVA® sales of $13.4 million in the second quarter and $19.7 million for the first six months of 2004. XOMA’s share of operating losses is reflected in the Collaboration arrangement expenses line item.

In relation to the collaboration agreement between XOMA and Chiron for oncology antibody therapeutics, the Company is recognizing the $10 million upfront payment that it received as revenue over 60 months beginning with March of 2004.

Expenses

Research and development expenses for the quarter ended June 30, 2004, decreased to $12.9 million compared with $14.7 million for the same period in 2003. Spending increases on XOMA’s XMP.629 topical acne compound, the MLN2222 complement inhibitor product, the TPO mimetic antibody program, initiated in December 2003, and new product research (including the Chiron collaboration) were more than offset by reduced spending on RAPTIVA®, NEUPREX® and ING-1, as well as on the Onyx-015 and MLN2201 programs, which were discontinued in 2003.

General and administrative expenses for the three months ended June 30, 2004, increased to $3.6 million from $3.0 million for the three months ended June 30, 2003. The increase was due to a number of factors, notably increased business development activities and strengthening of internal financial systems and controls.

Collaboration arrangement expenses of $5.2 million in the quarter ended June 30, 2004, represent profit and cost sharing amounts from Genentech related to RAPTIVA®. This compared with $0.5 million in the three months ended June 30, 2003. The 2004 figure reflects sales and marketing costs for RAPTIVA® in excess of gross profit. The 2003 amount reflects an R&D cost sharing adjustment in XOMA’s favor which was more than offset by our share of pre-launch marketing expenses for RAPTIVA®.

Liquidity and Capital Resources

Net cash used in operating activities was $12.7 million for the first six months of 2004 compared with $20.7 million for the six months ended June 30, 2003. The lower cash usage in 2004 compared with 2003 reflected a higher net loss, which was more than offset by $10 million received from Baxter related to NEUPREX® and $10 million received from Chiron related to the initiation of an exclusive collaboration for the development of antibody products in oncology.

The Company estimates that it has sufficient cash resources, together with funding available to it through its collaborations and other sources, to meet its operating needs through at least the end of 2005. This assumes additional capital market financing will be available to the Company on acceptable terms during this period to fund operating expenses, including its share of RAPTIVA® sales and marketing costs. Any significant changes in expected revenue or spending on development programs, losses on RAPTIVA®, additional licensing arrangements, collaborations or financing arrangements could significantly shorten or extend this period. In addition, if capital marketing financing is not available to the Company on acceptable terms during such period, this period will be significantly shortened.

2004 Financial Outlook

XOMA expects to record higher losses in 2004 than in 2003, primarily due to costs related to the RAPTIVA® sales launch and the termination of two revenue generating agreements in the second half of 2003. The Company’s strategy is to continue broadening its pipeline through both internal development programs and additional collaborations beyond its existing partnerships with Genentech, Chiron, Millennium Pharmaceuticals, Inc. and Alexion Pharmaceuticals, Inc.

Product Highlights

Commercial Product: RAPTIVA® (Efalizumab)

RAPTIVA® is the first FDA-approved biologic therapy designed to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Patients can self-administer the drug as a single, once-weekly subcutaneous injection after training by a healthcare professional.

Genentech recently reported RAPTIVA® sales of $13.4 million in the second quarter and $19.7 million for the first six months of 2004.

RAPTIVA® was developed in the U.S. through a partnership between Genentech and XOMA. RAPTIVA® is licensed outside of the United States and Japan through an agreement made with Serono in August of 2002. RAPTIVA® received FDA approval in October of 2003, approval in Switzerland in March of 2004, approval in Argentina in May of 2004 and a positive recommendation in Australia. Outcomes of marketing applications in a number of other territories for which Serono is responsible are pending and launch in some of these countries will take place by the end of the year.

In June, Serono, Genentech’s European marketing partner for RAPTIVA®, announced that the European Committee for Medicinal Products for Human Use (CHMP) had granted a unanimous positive opinion recommending European Union approval of RAPTIVA® for treatment of moderate-to-severe chronic plaque psoriasis after other therapies have failed, are contraindicated or are not tolerated. Recommendations from this scientific panel are normally endorsed by the European Commission within 90 days.

Also in July, XOMA and Genentech announced preliminary results from a 30-month (120 weeks) open-label study evaluating the safety and efficacy of long-term continuous treatment with RAPTIVA® (efalizumab) in adults with moderate-to-severe chronic plaque psoriasis. The study results were presented at the American Academy of Dermatology ACADEMY 2004 meeting in New York. The results of this latest study suggest that continuous, weekly dosing of RAPTIVA® provided sustained clinical benefit for over two-and-a-half years. This provides physicians with the longest continuous treatment data for any biologic agent approved for use in moderate-to-severe psoriasis patients.

Late-Stage Product: XMP.629 for acne

XOMA is currently developing XMP.629, a topical, antimicrobial peptide compound, as a potential treatment for mild-to-moderate acne. XOMA investigators presented clinical data from two Phase I clinical studies, evaluating potential cumulative skin irritation and absorption, at the 62nd Annual Meeting of the American Academy of Dermatology (AAD) in July. Results of the cumulative skin irritation and absorption clinical trial studies demonstrate that the XMP.629 acetate gel (0.1%) in healthy volunteers and acne patients causes no significant skin irritation, lacks systemic absorption and shows a reduction in lesion counts as early as two weeks after daily dosing.

In addition, 73% of acne patients had a one grade improvement on the Evaluator Global Severity Scale (a visual evaluation of acne severity based on a six point scale) score on either the face, back or chest at two weeks. These studies, in healthy volunteers and acne patients, suggest that the topical application of XMP.629 is safe, non-irritating, and well tolerated.

XOMA has also completed patient enrollment in a Phase II clinical trial and expects to release preliminary results by the end of August of 2004. The XMP.629 Phase II trial is a randomized, double-blind, placebo-controlled dose-ranging efficacy and safety study of 240 patients with mild-to-moderate acne. Treatment is administered once daily for 12 weeks as either a placebo or one of three concentrations of XMP.629. The Company plans to make a decision regarding next steps, including potentially initiating a Phase III study, by year-end.

The XMP.629 peptide, derived from human bactericidal/permeability-increasing protein (BPI), targets bacteria associated with inflammatory lesions in acne patients, including those resistant to current antibiotic treatments. Several preclinical studies showed the XMP.629 peptide to be a potent agent against Propionibacterium acnes and related skin microorganisms associated with acne, as well as demonstrating favorable topical properties.

Early-Stage Products: Oncology Therapeutic Antibodies Program

In March of 2004, Chiron and XOMA announced an exclusive, worldwide, multi-product collaboration to develop and commercialize antibody products for the treatment of cancer. Under the terms of the agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates. The companies will share expenses including preclinical and clinical development, manufacturing, and worldwide marketing costs, as well as revenues, generally on a 70-30 basis, with XOMA’s share being 30 percent. Financial terms include initial payments to XOMA totaling $10 million and a loan facility of up to $50 million to fund up to 75 percent of XOMA’s share of expenses beginning in 2005.

In July, XOMA announced that the first product in this collaboration is an anti-CD40 antibody targeting B-cell malignancies. The companies intend to file an IND before year-end and to begin clinical testing in early 2005.

In July, Chiron announced the acquisition of Sagres Discovery, a privately held discovery stage company based in Davis, California, that specializes in the discovery and validation of oncology targets. Under the acquisition, Chiron will have access to all of Sagres’ proprietary technology in the area of oncology. Further review of these targets is expected to identify additional antibody target candidates that will be used as part of XOMA’s and Chiron’s antibody product candidate program for the treatment of cancer.

Investor Conference Call

XOMA has scheduled an investor conference call regarding this announcement to be held tomorrow, August 10, 2004, beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com/. The U.S./Canada dial-in number for the live call is 1-877-869-7222 and the conference ID number is 9090048. The international dial-in number is 1-706-679-5933 and uses the same conference I.D. number. To listen to the call via the Internet, go to XOMA’s website a few minutes before the start of the call to register, download, and install any necessary audio software.

An audio replay of the call will be available beginning two hours after the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on August 24, 2004. Replay access numbers are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. 9090048.

About XOMA

XOMA is a biopharmaceutical company that develops and commercializes antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA’s proprietary and collaborative product development programs include: RAPTIVA® for moderate-to-severe plaque psoriasis (marketed) and other indications, in collaboration with Genentech, Inc.; XMP.629, a topical formulation of a bactericidal/permeability-increasing protein (BPI)-derived compound for acne (Phase II); MLN 2222, a recombinant protein for reducing the incidence of post-operative events in coronary artery bypass graft surgery patients with Millennium Pharmaceuticals, Inc. (Phase I); NEUPREX®, a BPI product being evaluated to limit complications following pediatric cardiopulmonary bypass surgery(Phase I/II); a TPO mimetic antibody to treat chemotherapy-induced thrombocytopenia in collaboration with Alexion Pharmaceuticals, Inc. (preclinical) and a multiple antibody product candidate program, including an anti-CD40 mAb, for the treatment of cancer in collaboration with Chiron Corporation (preclinical). For more information about XOMA’s product pipeline and antibody product development capabilities and technologies, please visit XOMA’s website at http://www.xoma.com/.

Certain statements contained herein related to the relative size of the Company’s loss for 2004, the sufficiency of its cash resources and the marketing and sales efforts for RAPTIVA®, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the actual loss for 2004 could be higher depending on revenues from licensees and collaborators, the size and timing of expenditures and whether there are unanticipated expenditures; the sufficiency of cash resources will be shortened if capital market financing is not available on acceptable terms during this period and could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if other funds are not available on acceptable terms; and the marketing and sales efforts for RAPTIVA® may not be successful if Genentech fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if European Union or other important regulatory approvals are not obtained. These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K and in other SEC filings.

Condensed Consolidated Financial Statements Follow

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2004	December 31, 2003
	(unaudited)	(note 1)
ASSETS
Current assets:
Cash and cash equivalents	$53,989	$84,812
Short-term investments	453	436
Receivables	22	10,625
Related party receivables	126	94
Prepaid expenses and other	1,146	1,267

Total current assets	55,736	97,234

Property and equipment, net	20,587	21,337
Related party receivables – long-term	116	120
Deposits and other	159	159

Total assets	$76,598	$118,850

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,152	$5,058
Accrued liabilities	14,536	6,163
Notes payable	453	13,343
Capital lease obligations	361	520
Deferred revenue	2,030	90
Convertible note	—	5,284

Total current liabilities	19,532	30,458

Capital lease obligations – long-term	137	272
Deferred revenue – long-term	7,333	—
Interest bearing obligation – long-term	40,349	39,906

Total liabilities	$67,351	$70,636

Shareholders’ equity:
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 and 2,959 shares issued and outstanding, respectively. Aggregate liquidation preference of $29.6 million.	1	1
Common shares, $.0005 par value, 135,000,000 shares authorized, 84,632,381 and 83,998,697 shares outstanding, respectively	42	42
Additional paid-in capital	649,761	647,534
Accumulated comprehensive income	183	166
Accumulated deficit	(640,740)	(599,529)

Total shareholders’ equity	9,247	48,214

Total liabilities and shareholders’ equity	$76,598	$118,850

Note 1:	Amounts derived from the Company’s audited financial statements appearing in the Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Revenues:
License and collaborative fees	$757	$920	$912	$2,075
Contract and other revenue	21	1,441	36	3,450

Total revenues	778	2,361	948	5,525

Operating costs and expenses:
Research and development	12,862	14,650	25,877	27,486
General and administrative	3,588	3,024	7,523	6,330
Collaboration arrangement	5,191	526	8,429	271

Total operating costs and expenses	21,641	18,200	41,829	34,087

Loss from operations	(20,863)	(15,839)	(40,881)	(28,562)

Other income (expense):
Investment and interest income	100	72	294	185
Interest expense	(278)	(489)	(618)	(975)
Other income (expense)	(2)	196	(6)	198

Net loss	$(21,043)	$(16,060)	$(41,211)	$(29,154)

Basic and diluted net loss per common share	$(0.25)	$(0.22)	$(0.49)	$(0.41)

Shares used in computing basic and diluted net loss per common share	84,391	72,023	84,281	71,937